UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

October 24, 2023 (October 23, 2023)

Date of Report (Date of earliest event reported)

ABRI SPAC I, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40723	86-2861807
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

9663 Santa Monica Blvd., No. 1091
Beverly Hills, CA 90210

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code:

(424) 732-1021

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Common Stock and one Redeemable Warrant	ASPAU	The Nasdaq Stock Market LLC

Common Stock, par value $0.0001 per share	ASPA	The Nasdaq Stock Market LLC

Warrants, each exercisable for one share of Common Stock for $11.50 per share	ASPAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07. Submission of Matters to a Vote of Security Holders.

On October 23, 2023, Abri SPAC I, Inc. (the “Company” or “Abri”) held a special meeting of stockholders (the “Special Meeting”). On September 1, 2023, the record date for the Special Meeting, there were 2,410,226 shares of common stock entitled to be voted at the Special Meeting, 2,326,539 or 96.5% of which were represented in person or by proxy.

The final results for each of the matters submitted to a vote of Abri’s stockholders at the Special Meeting are as follows:

1.	Business Combination Proposal

Stockholders approved the proposal to approve the transactions contemplated under the Merger Agreement dated as of September 9, 2022 (the “Merger Agreement”), by and among Abri Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Abri (“Merger Sub”), Logiq, Inc., a Delaware corporation (“DLQ Parent”) whose common stock is quoted on the OTCQX Market under the ticker symbol, “LGIQ”, and DLQ, Inc., a Nevada corporation (“DLQ”) and wholly owned subsidiary of DLQ Parent. Pursuant to the terms of the Merger Agreement, a business combination between Abri and DLQ will be effected through the merger of Merger Sub with and into DLQ, with DLQ surviving the merger as a wholly owned subsidiary of Abri (the “Business Combination” or “Merger”). This proposal is referred to as the “Business Combination Proposal.” Adoption of the proposal required approval by the affirmative vote of at least 65% of the Company’s outstanding shares of common stock. The voting results were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
2,326,538	0	1	0

The proposal was approved.

2.	Charter Amendment Proposal

Stockholders approved the proposal to approve the Second Amended and Restated Certificate of Incorporation of Abri (the “Amended Charter”) to, among other things, change Abri’s name to “Collective Audience, Inc.,” increase the total number of authorized shares of Common Stock from 100,000,000 to 200,000,000 and the number of authorized shares of preferred stock from 1,000,000 to 100,000,000, remove classes of the Combined Company’s directors and remove blank check company provisions, to be effective upon the consummation of the Business Combination (the “Closing”). This proposal is referred to as the “Charter Amendment Proposal.” Adoption of the Charter Amendment Proposal required approval by the affirmative vote of at least 65% of the Company’s outstanding shares of common stock. The voting results were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
2,326,538	0	1	0

The proposal was approved.

3.	Bylaws Amendment Proposal

Stockholders approved the proposal to approve the Amended and Restated Bylaws of Abri (the “Amended Bylaws”) to, among other things, set the procedures to nominate directors, reduce the quorum requirement for directors to transact business, allow Abri shares of stock to be uncertificated at the discretion of the board, increase the voting requirement to repeal or amend the “Indemnification” section and remove the ability of the stockholders to call a special meeting, to be effective upon Closing. This proposal is referred to as the “Bylaws Amendment Proposal.” Adoption of the proposal required approval by the affirmative vote of at least 65% of the Company’s outstanding shares of common stock. The voting results were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
2,326,538	0	1	0

The proposal was approved.

4.	Governance Advisory Proposals

Stockholders approved the proposal to approve and adopt, on a non-binding advisory basis, certain differences, in the governance provisions set forth in the Amended Charter, as compared to our Current Charter, which are being presented in accordance with the requirements of the U.S. Securities and Exchange Commission (the “SEC”) as seven separate sub-proposals. These sub-proposals are referred to as the “Governance Advisory Proposals” or “Proposal Nos. 4A-4G.”

Proposal Nos. 4A-4G are as follows:

●	Governance Advisory Proposal A — To change the name of the Company after the Merger to Collective Audience, Inc.

●	Governance Advisory Proposal B — To change the number of authorized shares of capital stock of the Company from 100,000,000 to 200,000,000.

●	Governance Advisory Proposal C — To change the number of authorized shares of preferred stock from 1,000,000 to 100,000,000.

●	Governance Advisory Proposal D — To remove blank check company/special purpose acquisition company provisions.

●	Governance Advisory Proposal E — To remove the classification of board of directors’ provisions to only one class.

●	Governance Advisory Proposal F — To add antitakeover provisions.

●	Governance Advisory Proposal G — To change the amendment of charter provision, which will require the approval of holders of at least a majority of the voting power of the outstanding shares of capital stock.

Adoption of these proposals required approval by the affirmative vote of the majority of the Company’s outstanding shares of common stock. The voting results were as follows:

	FOR	AGAINST	ABSTAIN	BROKER NON- VOTES
Governance Advisory Proposal A	2,326,538	0	1	0
Governance Advisory Proposal B	2,326,538	0	1	0
Governance Advisory Proposal C	2,326,538	0	1	0
Governance Advisory Proposal D	2,326,538	0	1	0
Governance Advisory Proposal E	2,326,538	0	1	0
Governance Advisory Proposal F	2,326,538	0	1	0
Governance Advisory Proposal G	2,326,538	0	1	0

The proposals were approved.

5.	Director Election Proposal

Stockholders approved the proposal to elect, effective as of Closing, Brent Suen, Christopher Hardt, Nadine Watt, Elisabeth DeMarse and Denis Duncan to serve on the Board until their respective successors are duly elected and qualified. This Proposal is referred to as the “Director Election Proposal”. Adoption of the amendment required approval by the affirmative vote of at least 65% of the Company’s outstanding shares of common stock. The voting results were as follows:

	FOR	AGAINST	ABSTAIN	BROKER NON- VOTES
Brent Suen	2,326,538	0	1	0
Christopher Hardt	2,326,538	0	1	0
Nadine Watt	2,326,538	0	1	0
Elisabeth DeMarse	2,326,538	0	1	0
Denis Duncan	2,326,538	0	1	0

The proposal was approved.

6.	Nasdaq Proposal

Stockholders approved the proposal approve: (i) for purposes of complying with Nasdaq Listing Rule 5635 (a) and (b), the issuance of more than twenty percent (20%) of the issued and outstanding shares of Common Stock and the resulting change in control in connection with the Merger. This Proposal is referred to as the “Nasdaq Proposal”. Adoption of the Nasdaq Proposal required approval by the affirmative vote of at least 65% of the Company’s outstanding shares of common stock. The voting results were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
2,326,538	0	1	0

Item 7.01 Regulation FD Disclosure.

On October 24, 2023, the Company issued a press release announcing the results of the meeting. A copy of the press release is furnished hereto as Exhibit 99.1 and incorporated by reference herein.

The information in this Item 7.01 and Exhibit 99.1 attached hereto is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 8.01. Other Events.

In connection with the stockholders’ vote at the Special Meeting of Stockholders held by Abri SPAC I, Inc. on October 23, 2023, 639,963 shares were tendered for redemption. As a result, approximately $6,834,804 million (approximately $10.68 per share), after deducting allowable taxes, will be removed from the Company’s trust account to pay such holders. Following redemptions, the Company will have 41,555 public shares of common stock outstanding.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

The following exhibits are being filed herewith:

Exhibit	Description

99.1	Press Release dated October 24, 2023.
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 24, 2023	ABRI SPAC I, INC.

	By:	/s/ Jeffrey Tirman
	Name:	Jeffrey Tirman
	Title:	Chief Executive Officer